Exhibit 99.1

For immediate release

BioLineRx Enters into Share Purchase
Agreement with Lincoln Park Capital

Jerusalem, Israel, May 30, 2014 --- BioLineRx (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that it has signed a purchase agreement for the sale, from time to time, of up to $20 million of its American Depositary Shares (“ADSs”) with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor.

Dr. Kinneret Savitsky, CEO of BioLineRx, commented, “We reported a cash position of over $37.5 million as of March 31, 2014, which we expect will support our clinical and operational capital needs through 2016. Nevertheless, it has been the Company’s policy for several years to maintain opportunistic financing alternatives in order to allow for maximum flexibility to respond to market conditions in real time. In connection with our recent successful public offering, we terminated an ATM agreement that we had maintained, and have decided instead to renew this share purchase agreement with LPC. We believe this is an excellent future financing alternative for BioLine, since we will be able to raise capital on an as-needed basis in small tranches. We are appreciative of the continued support of LPC, which is a previous investor and has been an ongoing shareholder in BioLine,” concluded Dr. Savitsky.

During the 36-month term of the purchase agreement, BioLineRx controls the timing and amount of any sales to LPC, if and when the Company decides, in accordance with the purchase agreement. LPC has no right to require the Company to sell any ADSs to LPC, but LPC is obligated to make purchases as BioLineRx directs, subject to certain conditions. Such conditions include the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission covering the resale of the ADSs that may be issued to LPC. The purchase price related to any sales to LPC will be based on the prevailing market prices of the Company’s ADSs immediately preceding the notice of sale to LPC, without any fixed discount. The agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

A more detailed description of the purchase agreement is set forth in the Company’s registration statement on Form F-3 filed today with the SEC.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial; BL-8040 for treating acute myeloid leukemia (AML) and other hematological indications, which is in the midst of a Phase 2 study; and BL-7010 for celiac disease, which is in the midst of a Phase 1/2 study.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s ‘SEC documents, press releases, and events. BioLineRx’s’ IR app is available on the iTunes App Store as well as the Google Play Store.

About Lincoln Park Capital (LPC)
LPC is an institutional investor headquartered in Chicago, Illinois. LPC’s experienced professionals manage a portfolio of investments in public and private entities. These investments are in a wide range of companies and industries emphasizing life sciences, specialty financing, energy and technology. LPC’s investments range from multiyear financial commitments to fund growth, to special situation financings and to long-term strategic capital, offering companies certainty, flexibility and consistency.  For more information, visit www.lincolnparkcapital.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale are unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-8040, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2014. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664

Andrew Mielach
amielach@tiberend.com
+1-212-375-2694

or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com